04003295

CM 3/17

BB 3/5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41208

PROCESSING SECTION FEB 27 2004 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Northington Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Tower Lane
(No. and Street)

Avon	Connecticut	06001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Ramenda — (860) 676-1942 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street, City Place I	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, William D. Bitterli, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Northington Capital Markets, Inc., (the "Company"), as of and for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature   Date 2/27/04

William D. Bitterli
Managing Director/V.P.

Notary Public

ANN E. DYLEWSKI
NOTARY PUBLIC
COMMISSION EXPIRES OCT. 31, 2008

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a Public document.

NORTHINGTON CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA
Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Northington Capital Markets, Inc.
Avon, Connecticut

We have audited the accompanying statement of financial condition of Northington Capital Markets, Inc. (the "Company") (a wholly-owned subsidiary of Northington Partners, Inc.) as of December 31, 2003 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Northington Capital Markets, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 23, 2004

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$	60,556
INTEREST RECEIVABLE		229
TOTAL ASSETS	$	60,785

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value - 10,000 shares authorized; 1,200 shares issued and outstanding	$	12
Additional paid-in capital		60,773
Total stockholder's equity		60,785
TOTAL STOCKHOLDER'S EQUITY	$	60,785

See notes to financial statements.

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES -	
Investment banking revenues	$ 100,000
OPERATING EXPENSES:	
Management fee expense	100,436
Other	182
Total operating expenses	100,618
LOSS FROM OPERATIONS	(618)
OTHER INCOME -	
Interest income	618
NET INCOME	$ -

See notes to financial statements.

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Total
BALANCE, JANUARY 1, 2003	$ 12	$ 60,636	$ 60,648
Capital contributions by Parent - conversion of debt	-	137	137
Net income	-	-	-
BALANCE, DECEMBER 31, 2003	$ 12	$ 60,773	$ 60,785

See notes to financial statements.

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING AND FINANCING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating and financing activities:	
Changes in:	
Interest receivable	(58)
Management fee payable to Parent	137
Net cash provided by operating and financing activities and net increase in cash and cash equivalents	79
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	60,477
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 60,556
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:	
Capitalization of payable to Parent	$ 137

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Northington Capital Markets, Inc. (the "Company"), is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Northington Partners, Inc. (the "Parent"). It engages primarily in the business of rendering investment banking and underwriting services including merger, acquisition and restructuring advice, valuation analysis, capital raising and financial consulting in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Investment banking revenues are recorded upon successful completion of the services provided or the completion of the transaction being underwritten. Underwriting revenues are recognized upon completion of the transaction being underwritten. Research and consulting revenues are recognized as earned.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and temporary investments which have original maturities of 90 days or less.

Interest Income - Interest income on temporary investments is recognized as earned.

Income Taxes - The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates federal income taxes to the Company on a separate return basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. TRANSACTIONS WITH RELATED PARTIES

The Company has entered into an agreement with its Parent in which it has agreed to pay a management fee to its Parent, in lieu of separate charges for general and administrative services provided by the Parent. The amount of the management fee is not necessarily indicative of the costs that would have been incurred had the Company not entered into this agreement.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 is maintained. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity

capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2003, the Company had net capital of $60,785 and a minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at December 31, 2003.

5. RULES 15c3-3 AND 17a-13

The Company is exempt from the provisions of Rule 15c3-3 under the provisions of paragraph (k)(2)(i) thereof and from Rule 17a-13 under the provisions of paragraph (a) thereof.

6. COMMITMENTS AND CONTINGENCIES

In the course of its normal business operations and from time to time, the Company is involved in various legal proceedings and claims. Although the ultimate outcome of any lawsuits pending at the balance sheet date are indeterminable, it is the opinion of management that resolution of any lawsuit would not have a material adverse effect on the financial position or results of operations of the Company.

* * * * * *

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

NET CAPITAL:	
Net capital	$ 60,785
Less net capital requirement	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 55,785

COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TOTAL LIABILITIES	$ -
EXCLUSION FROM AGGREGATE INDEBTEDNESS	-
AGGREGATE INDEBTEDNESS	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

There are no material differences between the above computation and the company's corresponding unaudited FOCUS report, filed on January 27, 2004, as of December 31, 2003; therefore, no reconciliation is required.

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Northington Capital Markets, Inc.
Avon, Connecticut

In planning and performing our audit of the financial statements of Northington Capital Markets, Inc. (the "Company") (a wholly-owned subsidiary of Northington Partners, Inc.) for the year ended December 31, 2003, (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that

misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Deloitte + Touche LLP

February 23, 2004